
June 18, 2012

Via E-Mail
Mr. Vadims Horosevskis
President
Modern PVC Inc.
51-01 39th Avenue Unit HH-12
Queens, New York 11104

> **Re:** **Modern PVC Inc.**
> **Registration Statement on Form S-1**
> **Filed May 23, 2012**
> **File No. 333-181606**

Dear Mr. Horosevskis:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. The disclosure in your prospectus indicates that you are a development stage company involved primarily in development activities to date with limited assets, no revenues from current operations, no firm commitments for raising additional financing to implement your business plan, no apparent operations, no products, and no definitive agreements to acquire or distribute your products. These and other facts suggest that your proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank check company. Please revise the registration statement to comply with Rule 419.

Outside Cover Page

2. We note that the company is located in Queens, New York. However, the company lists a Chicago, Illinois telephone number. Please explain.

Prospectus Cover Page

3. Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provide in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

4. Please revise to include the page number of where the risk factors appear in the prospectus. See Item 501(b)(5) of Regulation S-K.

5. Please revise the last two paragraphs to change the terms "SEC" and "U.S. Securities Commission" to "Securities and Exchange Commission." Also, please revise the Commission's legend to provide it in the exact form required by Item 501(b)(10) of Regulation S-K.

Prospectus Summary, page 3

6. Please revise your disclosure to succinctly describe the business in which you intend to engage. Your current disclosure does not provide sufficient information for the reader to understand your business, including your potential products, the particular markets in which you compete, and your target customers.

7. We note your statements here that you purchase fabric membrane from your supplier and install it in the customer's home or business and you plan to develop your dealer network. These and similar statements suggests outcomes that do not seem to be supported by the current facts and circumstances of your business since we also note disclosure on the cover page that you have no operations. Please revise your disclosure accordingly to appropriately qualify or amend these statements so that they do not imply a degree of certainty that is unwarranted.

8. Please revise to describe your agreement with European Home Development Inc. including the dollar amount involved, term of the agreement, the work to be performed under the agreement, the termination provisions and whether you have commenced work on the project.

9. Please revise to disclose that your independent registered public accounting firm has issued an opinion that raises substantial doubt about your ability to continue as a going concern.

Summary Financial Information, page 4

10. In order not to imply a greater degree of precision than exists, revise your presentations of net loss per share throughout the filing to round only to the nearest cent.

Risk Factors, page 4

11. Please add a risk factor about Mr. Horosevskis's lack of prior experience in heading a public company and in building and selling the projects you propose to undertake.

12. Please add risk factor disclosure regarding your president devoting approximately 50% of his time to your operations and that he is an independent contractor and is not an employee.

If We Do Not Attract Customers, We Will Not Make a Profit . . . , page 5

13. Please revise this risk factor to reflect the current operation of the business. We note that the last sentence refers to selling clothing.

Significant Employees, page 21

14. Please revise to describe why Mr. Horosevskis is an independent contractor and is not an employee.

Index to Financial Statements, page 26

General

15. Please include interim financial statements for the period ended April 30, 2012. Please similarly update your financial information throughout the filing. See Rule 8-08 of Regulation S-X.

16. Please disclose in the footnotes to your financial statements what your fiscal year-end is.

Report of Independent Registered Public Accounting Firm, page F-1

17. Please make arrangements with your auditor to have them revise the first and third paragraphs of their audit report to reference only one period—the period from July 12, 2011 (inception) to January 31, 2012, since it is the only period presented in the audited financial statements.

<u>Signatures, page II-4</u>

18. Please revise the second signature section to include the signature of the principal financial officer and controller or principal accounting officer pursuant to Form S-1 instructions.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jeff Gordon, Staff Accountant at (202) 551-3866 or, in his absence, Rufus Decker, Accounting Branch Chief at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

Cc: <u>Via E-Mail</u>
       David Lubin